UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41887

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Linkage Global Inc

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2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

An extraordinary general meeting of shareholders of Linkage Global Inc, a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on March 6, 2026 (the “Meeting”). In connection with the Meeting, the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Extraordinary General Meeting of Shareholders of the Company, dated February 13, 2026
99.2	Form of Proxy Card for use in connection with the Extraordinary General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc
Date: February 13, 2026	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer and Director